SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

09040301

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fairfield Heathcliff Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street, 33rd Floor
(No. and Street)

New York	**New York**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Levinson **212-319-6060**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *of individual, state last, first, middle name*)

350 Bedford Street	**Stamford**	**CT**	**06901**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

VL

OATH OR AFFIRMATION

I, **Matthew J. Levinson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Fairfield Heathcliff Capital LLC**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS ROGERS
Notary Public, State of New York
No. 01RO6134625
Qualified in New York County
Commission Expires Oct. 3, 2009

February 20, 2009

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fairfield Heathcliff Capital LLC
Statement of Financial Condition

December 31, 2008

Contents

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

Report of Independent Auditors

Fairfield Greenwich Limited, Sole Member
Fairfield Heathcliff Capital LLC

We have audited the accompanying statement of financial condition of Fairfield Heathcliff Capital LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fairfield Heathcliff Capital LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 17, 2009

Fairfield Heathcliff Capital LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 6,749,979
Other assets	20,526
Total Assets	$ 6,770,505
Liabilities and Member's Capital	
Liabilities:	
Salaries payable	$ 12,952
Payable to Fairfield Greenwich Advisors LLC	510,101
Accrued expenses	876,937
	1,399,990
Member's Capital	5,370,515
Total Liabilities and Member's Capital	$ 6,770,505

See notes to statement of financial condition.

1. Organization

Nature of Business

Fairfield Heathcliff Capital LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company serves as a non-exclusive placement agent in connection with the private placement of securities pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended. These private placements are made with respect to U.S. and non-U.S. private investment funds in which most cases an affiliate of the Company acts as either the general partner or manager. Fairfield Greenwich Limited ("FGL") is the sole member of the Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash

The cash balance as of December 31, 2008 is held with one major financial institution.

Income Taxes

As a single member Limited Liability Company, the Company is a disregarded entity for income tax purposes. Therefore, income taxes are the responsibility of the sole member.

3. Payable to Fairfield Greenwich Advisors LLC

The Company has entered in to an Expense Sharing Agreement with Fairfield Greenwich Advisors LLC ("FGA"), an affiliate of the Company. Under this agreement, FGA allocates certain costs to the Company. These costs generally include occupancy and employee related expenses. The Company agrees to reimburse FGA for these expenses within 45 days of the end of each calendar quarter.

4. Accrued expenses

This balance primarily consists of employee compensation and related expenses.

5. Profit Sharing Plan

FGA has adopted a cross-tested 401(k) profit sharing plan. The Company is an adopting employer of the plan, and therefore, its employees are covered under the plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008 the Company had net capital of $5,349,989, which was $5,256,657 in excess of its required net capital of $93,332. The Company's ratio of aggregate indebtedness to net capital was 26.17%.

Advances, distributions or other capital withdrawals paid to FGL or the Company's affiliates are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA.

7. Related Party Transactions

Under a Services Agreement by and between FGL and the Company, FGL has agreed to compensate the Company in consideration of the Company assisting FGL with respect to solicitation and distribution of certain investment funds.

The Services Agreement may be terminated by either FGL or the Company by giving at least thirty (30) days written notice. As of the report date, the Company has not provided solicitation or distribution services to FGL for 2009, has not received Services fees from FGL and no notice of termination has been received or given.

8. Subsequent Event

FGL, certain principals of FGL and certain affiliates of the Company have been named as defendants in various legal actions arising from private investment funds managed by affiliates of the Company that maintained accounts at Bernard L. Madoff Investment Securities LLC.

STATEMENT OF FINANCIAL CONDITION

Fairfield Heathcliff Capital LLC

December 31, 2008

with Report of Independent Auditors